

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Gang Lai
Chief Executive Officer
Universe Pharmaceuticals Inc.
265 Jingjiu Avenue
Jingii Jishu Kaifa District
Jiangxi, China

       Re: Universe Pharmaceuticals Inc.
             Draft Registration Statement on Form F-1/A
             Amended June 12, 2020
             CIK 0001809616

Dear Mr. Lai:

      We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Filed June 12, 2020

Internal Controls, page 25

1.   Please expand your risk factor disclosure to describe the remedial measures you have already implemented and to state the time period during which you expect to hire the accounting staff needed to remedy the material weakness.

   You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Ying Li, Esq.